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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check one):

[X]Form 10-K [ ]Form 20-F [ ]Form 11-K[ ]Form 10-Q [ ]Form N-SAR

        For Period Ended: December 31, 1996

        [ ] Transition Report on Form 10-K
        [ ] Transition Report on Form 20-F
        [ ] Transition Report on Form 11-K
        [ ] Transition Report on Form 10-Q
        [ ] Transition Report on Form N-SAR

        For the Transition Period Ended:_______________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

Capita Preferred  Funding L.P.
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Full Name of Registrant

Not applicable
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Former Name if Applicable

44 Whippany Road
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Address of Principal Executive Office (Street and Number)

Morristown, New Jersey, 07962-1983
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City, State and Zip Code

PART II - RULES 12b-25(b) And (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

(Check box if appropriate) [X]

               (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

               (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

               (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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PART III - NARRATIVE

Capita Preferred Funding L.P., a Delaware limited partnership (the "Partnership"), has requested by letter dated March 12, 1997 (the "no-action request") to the Office of Chief Counsel, Division of Corporation Finance, Securities and Exchange Commission (the "SEC"), an exemption from the periodic reporting requirements of Section 13(a) and 15(d) of the Securities Exchange Act of 1934 ("Exchange Act"). On March 31, 1997, AT&T Capital Corporation, the parent company of the Partnership (the "parent"), was advised by outside counsel, that the SEC would not be able to make a decision on the no-action request prescribed filing date for the Partnership's Annual Report on Form 10-K for its fiscal year ended December 31, 1996. Accordingly, if the SEC has not granted the no-action request by the fifteenth calendar day following the prescribed due date for such Form 10-K, the Partnership will file such Form 10-K on such date.


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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

        Robert J. Ingato                    201-397-3065
        Senior Vice President,
        General Counsel and Secretary
        AT&T Capital Corporation

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no, identify report(s).

                                                 Yes [X]    No
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(3)     Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                 Yes    No [X]

        If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Capita Preferred Funding L.P.
by AT&T Capital Corporation, as general partner

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date April 1, 1997    By Robert J. Ingato
                         Robert J. Ingato
                         Senior Vice President,
                         General Counsel and Secretary
                         AT&T Capital Corporation

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

   Intentional misstatements or omissions of fact constitute Federal Criminal
                         Violations (Se 18 U.S.C. 1001).